UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 15)*


                           WINNEBAGO INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)

                                    974637100
                                 (CUSIP Number)

                             WILLIAM M. LIBIT, ESQ.
                             CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603
                                 (312) 845-2981
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 29, 2003
                          (Date of Event which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 974637100
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(1)    Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Person

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       Hanson Capital Partners, L.L.C.  I.R.S. Identification No. 52-2286575
       John V. Hanson             SS# ###-##-####
       Mary Joan Boman            SS# ###-##-####
       Paul D. Hanson             SS# ###-##-####

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(2)    Check the Appropriate Box if a Member of a Group                (a) [X]
       (See Instructions)                                              (b) [ ]



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(3)    SEC Use Only




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(4)    Source of Funds

       Not applicable.


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(5)    Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                               [ ]



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(6)    Citizenship or Place of Organization

       Hanson Capital Partners, L.L.C. is a Delaware limited liability company.

       John V. Hanson, Mary Joan Boman and Paul D. Hanson are United States citizens.


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CUSIP No. 974637100                                                       Page 2
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                   -------------------------------------------------------------
                   (7)   Sole Voting Power
                         Hanson Capital
                            Partners, L.L.C.      2,737,106 shares (16.2%)
                         John V. Hanson           20,130 (includes 100 shares
                                                  owned by wife and 20,000
                                                  shares which John V. Hanson
                                                  has a right to acquire)*
                         Mary Joan Boman          72,748 (includes 26,535 shares
                                                  owned by husband, Gerald E.
                                                  Boman, and 20,000 shares
                                                  which Gerald E. Boman has the
                                                  right to acquire)*
                         Paul D. Hanson           160 shares*
                         *less than 1.0 percent.

     NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY   (8)   Shared Voting Power
      OWNED BY
                         Not Applicable.

        EACH       -------------------------------------------------------------
     REPORTING     (9)   Sole Dispositive Power
       PERSON            Hanson Capital
                            Partners, L.L.C.      2,737,106 shares (16.2%)
                         John V. Hanson           20,130 (includes 100 shares
                                                  owned by wife and 20,000
                                                  shares which John V. Hanson
                                                  has a right to acquire)*
                         Mary Joan Boman          72,748 (includes 26,535 shares
                                                  owned by husband, Gerald E.
                                                  Boman, and 20,000 shares
                                                  which Gerald E. Boman has the
                                                  right to acquire)*
                         Paul D. Hanson           160 shares*
                         *less than 1.0 percent.
        WITH       -------------------------------------------------------------
                   (10)  Shared Dispositive Power
                         See (9) above.


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CUSIP No. 974637100                                                       Page 3
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(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

       See (7) and (9) above.


(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
       (See Instructions)


(13)   Percent of Class Represented by Amount in Row (11)

       See (7) and (9) above.


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(14)   Type of Reporting Person (See Instructions)

       Hanson Capital Partners, L.L.C., CO.

       John V. Hanson, IN; Mary Joan Boman, IN; Paul D. Hanson, IN


ITEM 1.  SECURITY AND ISSUER

         The class of securities to which this statement relates is Common Stock, $.50 par value (the "COMMON STOCK"), of Winnebago Industries, Inc. ("WINNEBAGO"), an Iowa corporation. The address of Winnebago's principal executive offices is P.O. Box 152, Forest City, Iowa 50436.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Hanson Capital Partners, L.L.C., John
V. Hanson, Mary Joan Boman and Paul D. Hanson. Hanson Capital Partners, L.L.C. ("HCP") is a Delaware limited liability company which is currently comprised of the Luise V. Hanson Qualified Terminable Interest Property Marital Deduction Trust (the "QTIP TRUST"), the Luise V. Hanson Revocable Trust dated September 22, 1984 (the "REVOCABLE TRUST"), the John V. Hanson Family Trust, the Paul D. Hanson Family Trust and the Mary Joan Boman Family Trust. The business address for HCP is c/o Mr. John V. Hanson, 7019 SE Harbor Circle, Stuart, Florida 34996. The business address for the QTIP Trust is c/o Ms. Linda K. Johnson, Manufacturers Bank and Trust Company, 245 East J Street, P.O. Box 450, Forest City, Iowa 50436. The business address for the Revocable Trust is c/o Mr. John
V. Hanson, 7019 SE Harbor Circle, Stuart, Florida 34996. The general purpose of HCP is to provide a business structure for the members of the family of Luise V. Hanson and trusts to enable them to pool and invest assets under consolidated ownership and management. Mr. John V. Hanson is retired and his residence address is 7019 SE Harbor Circle, Stuart, Florida 34996. Mrs. Mary Joan Boman is retired and her residence address is 743 S.W. Thornhill Lane, Palm City, Florida 34990. Mr. Paul D. Hanson is retired and his residence address is 60 W. Pelican Street, #106, Naples, Florida 34113.


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CUSIP No. 974637100                                                       Page 4
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         John V. Hanson, Mary Joan Boman, Paul D. Hanson and Bessemer Trust
Company are co-trustees under the Revocable Trust which has a 64.4% membership interest in HCP. The John V. Hanson Family Trust of which John V. Hanson and
Mary Joan Boman are co-trustees and John V. Hanson is the beneficiary, has a .2% membership interest in HCP. The Paul D. Hanson Family Trust, of which Paul D. Hanson, John V. Hanson and Mary Joan Boman are co-trustees and Paul D. Hanson is the beneficiary, has a .2% membership interest in HCP. The Mary Joan Boman
Family Trust of which John V. Hanson and Mary Joan Boman are co-trustees and
Mary Joan Boman is the beneficiary, has a .2% membership interest in HCP. John
V. Hanson, Mary Joan Boman, Paul D. Hanson and Bessemer Trust Company, N.A. are co-trustees under the QTIP Trust which has a 34.9% membership interest in HCP.

         None of HCP, John V. Hanson, Mary Joan Boman, and Paul D. Hanson has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, none of HCP, John V. Hanson, Mary Joan Boman and Paul D. Hanson has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of the foregoing being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         John V. Hanson, Mary Joan Boman and Paul D. Hanson are United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         NOT APPLICABLE. This amendment is being filed to report a change in the direct and indirect beneficial ownership by HCP of an aggregate of 84,900 shares of Common Stock as a result of the sale by HCP on December 26, 2003 of 4,000 shares of Common Stock through a broker pursuant to the Rule 10b5-1 Trading Plan (the "TRADING PLAN") with Bessemer Trust Company of Florida; the sale by HCP on December 29, 2003 of 64,600 shares of Common Stock through a broker pursuant to the Trading Plan; and the sale by HCP on December 30, 2003 of 16,300 shares of Common Stock through a broker pursuant to the Trading Plan. Reference is made to
Item 4 for a description of the transactions.


ITEM 4.  PURPOSE OF TRANSACTION

         On December 26, 2003, HCP sold 4,000 shares of Common Stock through a broker pursuant to the Trading Plan for an approximate purchase price of $279,112 or an average price per share of $69.778; on December 29, 2003, HCP sold 64,600 shares of Common Stock through a broker pursuant to the Trading Plan for an approximate purchase price of $4,523,100 or an average price per share of $70.017; and on December 30, 2003, HCP sold 16,300 shares of Common Stock through a broker pursuant to the Trading Plan for an approximate purchase price of $1,139,770 or an average price per share of $69.925.

         The QTIP Trust, the Revocable Trust, the John V. Hanson Family Trust, the Paul D. Hanson Family Trust and the Mary Joan Boman Family Trust are the only members of HCP.


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CUSIP No. 974637100                                                       Page 5
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         The undersigned do not presently have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of Winnebago, or the disposition of securities of Winnebago, other than the acquisition or disposition of membership or economic interests in HCP or the disposition by HCP of Winnebago Common Stock in accordance with the Trading Plan and after termination of such Plan from time to time when believed to be in the best interests of HCP's members;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Winnebago or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Winnebago or any of its subsidiaries;

(d) Any change in the present board of directors or management of Winnebago, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Winnebago;

(f) Any other material change in Winnebago's business or corporate structure;

(g) Changes in Winnebago's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Winnebago by any person;

(h) Causing a class of securities of Winnebago to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Winnebago becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) HCP is the beneficial owner of 2,737,106 shares of Common Stock, which represent approximately 16.2% of Winnebago's issued and outstanding Common Stock. The Revocable Trust, of which John V. Hanson, Mary Joan Boman and Paul D. Hanson (each an "INDIVIDUAL TRUSTEE" and collectively, the "INDIVIDUAL TRUSTEES") and Bessemer Trust Company (the "CORPORATE TRUSTEE") are co-trustees, is a member of HCP and has a 64.4% membership interest in HCP.

(b) By virtue of the Revocable Trust's 64.4% membership interest in HCP, a majority of the Individual Trustees together with the Corporate Trustee have sole voting power with


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CUSIP No. 974637100                                                       Page 6
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         respect to 2,737,106 shares of Common Stock of which HCP is the beneficial owner. A majority of the Individual Trustees together with the Corporate Trustee have sole dispositive power with respect to the 2,737,106 shares of Common Stock of which HCP is the beneficial owner, except that disposition of all or substantially all of those shares requires the unanimous approval of all members of HCP.

(c) Except for (i) the transactions described in Item 4, (ii) the sale of an aggregate of 75,000 shares of Common Stock by HCP on December 19, 2003 and December 23, 2003, as reported on Schedule 13D (Amendment No.
         14), (iii) the sale of an aggregate of 75,000 shares of Common Stock by HCP on December 11, 2003 and December 17, 2003, as reported on Schedule 13D (Amendment No. 13), (iv) the sale of 64,000 shares of Common Stock by HCP on December 9, 2003, as reported on Schedule 13D (Amendment No.
         12), (v) the sale of 56,300 shares of Common Stock by HCP on December 8, 2003, as reported on Schedule 13D (Amendment No. 11), (vi) the sale of an aggregate of 144,700 shares of Common Stock by HCP during the period from November 26, 2003 through December 1, 2003, as reported on
         Schedule 13D (Amendment No. 10), (vii) the sale of an aggregate of 146,600 shares of Common Stock by HCP during the period from November 13, 2003 through November 25, 2003, as reported on Schedule 13D (Amendment No. 9), (viii) the sale of an aggregate of 133,700 shares of Common Stock by HCP on November 11, 2003 and November 12, 2003, as reported on Schedule 13D (Amendment No. 8), (ix) the sale by HCP of 1,450,000 shares of Common Stock to the Company on October 20, 2003,
         (x) the sale of an aggregate of 329,000 shares of Common Stock by HCP during the period from October 31, 2003 through November 7, 2003, as reported on Schedule 13D (Amendment No. 7), and (xi) gifts by Mary Joan Boman and Gerald E. Boman (a director of the Company and the husband of Mary Joan) of 1,567 and 1,549 shares, respectively, of the Company's Common Stock in November 2003; none of HCP, John V. Hanson, Mary Joan Boman or Paul D. Hanson has had any transactions in Common Stock during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Hanson Capital Partners L.L.C. Limited Liability Company Agreement provides that members of HCP shall manage HCP and any action taken by the members under such Agreement requires the consent of members representing a majority of the member percentage interests, except that certain actions, such as the disposition of all or substantially all of HCP's assets, requires the unanimous approval of all members of HCP.

         On November 12, 2003, HCP entered into the Trading Plan with Bessemer Trust Company. HCP intends to sell up to 700,000 shares of Common Stock at a minimum price of


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CUSIP No. 974637100                                                       Page 7
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$50.00 per share pursuant to the Trading Plan. The Trading Plan terminates on
March 31, 2004, unless terminated earlier in accordance with its terms. HCP entered into the Trading Plan as a continuing part of its plan to diversify its investment portfolio.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


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CUSIP No. 974637100                                                       Page 8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       HANSON CAPITAL PARTNERS, L.L.C.



       December 31, 2003               /s/ John V. Hanson
----------------------------           ----------------------------------------
           (Date)                      John V. Hanson, as Managing Director



       December 31, 2003               /s/ Mary Joan Boman
----------------------------           ----------------------------------------
           (Date)                      Mary Joan Boman, as Managing Director



       December 31, 2003               /s/ Paul D. Hanson
----------------------------           ----------------------------------------
           (Date)                      Paul D. Hanson, as Managing Director

CUSIP No. 974637100                                                       Page 9
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       December 31, 2003               /s/ Mary Joan Boman
----------------------------           ----------------------------------------
           (Date)                                 Mary Joan Boman


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CUSIP No. 974637100                                                      Page 10
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       December 31, 2003               /s/ John V. Hanson
----------------------------           ----------------------------------------
           (Date)                                 John V. Hanson

CUSIP No. 974637100                                                      Page 11
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       December 31, 2003               /s/ Paul D. Hanson
----------------------------           ----------------------------------------
           (Date)                                   Paul D. Hanson